UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: August11, 2005

Commission File Number: 0-31481

ASTRIS ENERGI INC.

_________________________________________
(Translation of registrant’s name into English)
2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2
_______________________________________________
(Address of principal executive office)

Registrant’s telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K/ in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ASTRIS ENERGI INC.
(A Development Stage Company)
Consolidated Interim Financial Statements

(Canadian Dollars)
(Unaudited - See Notice to Reader)
March 31, 2005 and 2004

Notice to Reader

I have compiled the consolidated interim balance sheets of Astris Energi Inc. as at March 31, 2005 and the consolidated interim statements of loss and deficit and cash flows for the three months then ended. These interim financial statements have not been reviewed by an auditor to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes. These should be read in conjunction with the 2004 audited financial statements of Astris Energi Inc.

"Anthony Durkacz"
Vice President of Finance

Mississauga, Canada
August 25, 2005

ASTRIS ENERGI INC.
(A Development Stage Company)
Consolidated Interim Balance Sheet
(Canadian Dollars)
(Unaudited - See Notice to Reader)
March 31,	2005	2004

Assets
Current
Cash	$474,345	$583,337
Receivables	1,696	2,492
Prepaid expenses and deposits (Notes 6 and 11)	64,145	220,485
Government Tax receivable	40,324	22,442
	580,510	828,756

Property, Plant & Equipment (Note 4)	618,554	37,729
Technology and Patent Costs (Note 4)	1 ,457,687	-

	$2,656,751	$866,485

Liabilities
Current
Payables and accruals	$578,211	$383,787
6% Convertible Debenture, Due Dec. 10, 2005 (Note 10)	420,000	-
	998,211	383,787
Long Term
Advances from related parties (Note 5)	-	100,000

	-	100,000

	998,211	483,787
Shareholders' Equity (Deficiency)
Share capital (Note 7a)	8,316,407	4,097,895
Contributed surplus (Note 7c)	3,274,276	2,393,860
Deficit	(9,932,143)	(6,109,057)
	1,658,540	382,698

	$2,656,751	$866,485

Description of Business and Going Concern - (Note 1)
Unaudited Interim Financial Statements - (Note 2)
Commitments - (Note 12)

ASTRIS ENERGI INC.
(A Development Stage Company)
Consolidated Interim Statement of Loss and Deficit
(Canadian Dollars)
(Unaudited - See Notice to Reader)
Three months ended March 31,	2005	2004

Revenues
Sales (Note 8)	$62,181	$5,662
	62,181	5,662

Expenses
Research and Development	389,340	222,637
General and administrative	339,399	321,726
Write off of sro acquisition costs	113,364	-
Professional fees	66,997	37,367
Interest to related parties (Note 6)	-	3,000
Interest to others	1,516
Amortization (Note 3)	93,281	1,819
	1,003,897	586,549

Net loss for the period	(941,716)	(580,887)

Deficit, beginning of period	(8,990,427)	(5,528,170)

Deficit, end of period	$(9,932,143)	$(6,109,057)

Loss per common share, basic and diluted	$(0.036)	$(0.029)

ASTRIS ENERGI INC.
(A Development Stage Company)
Consolidated Interim Statement of Cash Flows
(Canadian Dollars)
(Unaudited - See Notice to Reader)
Three months ended March 31,	2005	2004

Operating
Net loss for the period	$(941,716)	$(580,887)
Items not requiring cash
- amortization	93,281	1,819

Services for Stock	106,712	285¸240

Net change in non-cash working capital balances
related to operations	487,349	(278,516)
	(254,374)	(572,344)
Investing
Purchase of capital assets	(28,524)	(6,424)
Cash acquired (Note 9)	87¸091
Astris sro acquisition costs written off	48,190
Purchase of other assets	(7,639)
	99¸118	(6,424)
Financing
Issuance of 6% Convertible Debentures	420,000	-
Issuance of common shares	31,250	814,320

Warrants Issued on Purchase of Astris sro	254,000	-

Net increase (decrease) in cash during the period	295,994	235,552

Cash, beginning of period	178,351	347,785

Cash, end of period	$474,345	$583,337

Net change in non-cash operating working capital

Receivables	$2,435	$(1,492)
Prepaid expenses and deposits	(17,396)	(183,279)
Investment tax credits refundable	199,586	-
Government receivables	9,732	(6,322)
Inventory	3,063	-
Payables and accruals	289,929	(87,423)

	$487,349	$(278,516)

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2005 and 2004

1.  Description of Business and Going Concern

Astris Energi Inc. (the “Company”) designs, develops, manufactures and sells alkaline fuel cells (AFCs) and alkaline fuel cell systems, fuel cell and battery test loads and provides engineering and other services. The Company is based in Mississauga, Ontario, Canada with a foreign subsidiary in the city of Vlasim, in the Czech Republic. The Company’s foreign subsidiary focuses its operations on the research, development and production of the anodes and cathodes as the basis for an alkaline fuel cell system. The Company’s Mississauga office focuses its operations on the research, development and production of the “balance of plant” integrating the fuel cell system into generators that can be used in conjunction with final commercial uses of electric energy.

Since inception, the efforts of the Company have been devoted to the development of AFCs for industrial, commercial, educational, scientific, transportation and similar applications. To date, the Company has not earned significant revenues and is considered to be in the development stage. Currently the Company has two projects under development.

POWERSTACK MC250 Project

The POWERSTACK MC250 project represents fuel cell stack improvement in several aspects of AFC technology.  The POWERSTACK MC250 is at a pre-commercial stage.  The Company started a pilot production line of the POWERSTACK MC250 in 2004.

E8 Generator Project

The E8 generator project uses the POWERSTACK MC250 to produce 2.4 kW of nominal rated power.  The E8 generator is ready to be installed in demonstration and pilot applications.

Going Concern

The financial statements of the Company have been prepared on a going concern basis which contemplates the realization of assets and discharge of obligations in the normal course of business as they come due. No adjustments have been made to assets or liabilities in these financial statements should the Company not be able to continue normal business operations.

The Company has incurred several years of losses. At March 31, 2005, the Company continues to expend cash amounts that significantly exceed revenues. These conditions cast significant doubt as to the ability of the Company to continue in business and meet its obligations as they come due. Management is considering various alternatives, including private placements. Nevertheless, there is no assurance that these initiatives will be successful.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2005 and 2004

1.  Description of Business and Going Concern (cont’d.)

The Company’s continuance as a going concern is dependent on the success of the efforts of its directors and principal shareholders in providing financial support in the short term, the success of the Company in raising additional long-term financing either from its own resources or from third parties, the commercialization of one or more of the Company’s research projects and the Company achieving profitable operations. In the event that such resources are not secured, the assets may not be realized or liabilities discharged at their carrying amounts, and differences from the carrying amounts reported in these financial statements could be material.

2.  Unaudited interim financial statements

The unaudited balance sheet at March 31, 2005 and the unaudited interim consolidated statements of operations and deficit and cash flows for the three months ended March 31, 2005 and 2004, have been prepared in accordance with Canadian Generally Accepted Accounting Principles on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2004. These interim financial statements include all adjustments which, in the opinion of management, are necessary for the fair presentation of the results of operations for the interim periods presented. Results for the three months ended March 31, 2005 are not necessarily indicative of the results to be expected for the full year. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s annual audited financial statements for the year ended December 31, 2004.

3.  Significant Accounting Policies Basis of Presentation

Effective January 1, 2005, the Company, Astris Energi Inc., and its wholly-owned subsidiary, Astris Inc. were amalgamated to streamline administrative functions. The amalgamated Company continues with the same name as the parent company.

These consolidated financial statements reflect the accounts of the parent company and its new holding company 2062540 Ontario Inc. which holds all the outstanding shares of its foreign subsidiary, Astris sro., which was acquired on the effective date of January 2, 2005. All intercompany transactions and balances have been eliminated on consolidation.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2005 and 2004

3.  Significant Accounting Policies Basis of Presentation (cont’d.)

Revenue recognition

Revenues from the sale of fuel cell products and related components are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the fee is fixed or determinable and collection is reasonably assured.

Revenues relating to engineering and testing services are recognized as the services are rendered.

Change in Accounting Policy for Amortization expense

Effective January 1, 2005, the company has adopted a new amortization policy across all its operating divisions on a go forward basis. No prior period adjustment is required for this change in Accounting Policy. The rates noted below reflect this new policy.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less provision for amortization and impairment where indicated. Amortization is provided over the estimated useful lives of these assets on a straight line basis, except as noted, calculated as follows:

Building	40 years
Machinery and Equipment	5 years
Office furniture and Fixtures	10 years
Leasehold Improvements	Term of the lease

In the event that the future undiscounted net cash flows relating to these long lived assets exceed their carrying amounts, they are written down to fair value. Such impairment loss is reflected in operations in the year of impairment.

Development costs and scientific research

All costs relating to scientific research and product evaluation are expensed as incurred. Product development costs are expensed as incurred unless the product or process is clearly defined, the associated costs can be identified, technical feasibility is reached, there is intention to produce or market the product, the future market is clearly defined, and adequate resources exist or are expected to be available to complete the project. To date, these criteria have not been met and, accordingly, no development costs have been deferred.

Investment tax credits and government grants received toward these costs are netted against the related expenses. Investment tax credits are recognized in the period in which the credits are earned and realization is considered more likely than not.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2005 and 2004

3.  Significant Accounting Policies Basis of Presentation (cont’d.)

Technology and Patent costs

Technology costs were acquired by the Company on the purchase of its sro subsidiary. The valuation was determined by a third party valuator. Technology costs are amortized on a straight line method over its estimated useful life of 5 years.

Patent costs are amortized on a straight line method over its estimated useful life of 20 years.

Taxes payable

Income taxes are recorded using the liability method. Future income and deduction amounts arise due to temporary differences between the accounting and income tax bases of the Company’s assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of substantive enactment. Valuation allowances are provided to the extent that realization of such benefits is considered to be more unlikely than not.

 Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year. Actual amounts could differ from those estimates.

The Company is exposed to risks arising from fluctuations in interest rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to interest risk.

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies which include the analysis of the financial position of its customers and the regular review of their credit limit.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2005 and 2004

4. Technology, Patent, Property, Plant and Equipment Costs

	2005	2005	2005
	Cost	Accumulated	Net Book
		Depreciation	Value
Property, Plant and Equipment
Land	128,935	-	128,935
Building	235,400	1,471	233,929
Machinery and Equipment	247,257	25,486	221,771
Furniture and Fixtures	40,909	10,838	30,071
Leasehold Improvements	10,939	7,091	3,848
	663,440	44,886	618,554

Technology and Patent Costs
Technology	1,520,848	76,042	1,444,806
Patents	13,141	260	12,881
	1,533,989	76,302	1,457,687

	2004	2004	2004
	Cost	Accumulated	Net Book
		Depreciation	Value
Property, Plant and Equipment
Machinery and Equipment	25,642	8,561	17,080
Furniture and Fixtures	18,201	4,691	13,510
Leasehold Improvements	10,939	3,801	7,138
	54,782	17,053	37,729

5. Advances from Related Parties

The following amounts have been advanced from related parties:

	2005	2004

Debenture due to shareholders	-	$100,000

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2005 and 2004

5. Advances from Related Parties (cont’d)

Debenture due to shareholders

The debenture due to shareholders was secured and bore interest at 12% per annum. Unpaid interest, accrued to March 31, 2004, totaling $3,000, was included in payables and accruals.

Near the end of July 2004, the debenture and interest accrued was completely paid to the shareholders by the issuance of 260,175 common shares. The shareholders released the security on the liability.

6.  Related Party Transactions

The Company acquired 100% ownership (increased from 30% ownership) interest in Astris s.r.o., a Czech company on January 27, 2005. The results of its operations from the effective date of January 2, 2005 are fully consolidated with the results of the Parent company. In the prior year, this investment was accounted for on the equity basis. As the Company’s share of losses was in excess of the original investment, the investment had been written down to nil in a prior year.

The Company regularly subcontracts portions of its research and development activities to Astris s.r.o. To facilitate these activities, the Company advances funds to them. In addition, the Company sells its products to Astris s.r.o., as required. As at March 31, 2005, any funds advanced to Astris sro since acquisition and any trade receivables and payables have been eliminated on consolidation. In 2004, included in prepaid expenses and deposits was an amount of $200,000 advanced to Astris s.r.o

For the three months ended March 31, 2005, the following amounts were due as interest on the debenture to shareholders to related parties:

Director, officer and shareholder	$ nil (2004 - $ 1,200)
Former director and shareholder	$ nil (2004 - $ 1,200)
Director and shareholder	$ nil (2004 - $ 600)

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2005 and 2004

7.  Share Capital and Contributed Surplus

(a)   Share capital consists of the following:

Authorized:

60,000,000 unlimited common shares
10,000,000 preferred shares

Issued and outstanding:

	2005		2004
	Common Shares		Common Shares
	#	$	#	$

Issued as at January 1	26,316,551	6,227,074	19,230,425	3,343,853
Issued during first quarter: - in exchange for consulting and professional fees and expenses from non-related parties	211,350	81,030	207,040	122,438
- in exchange for consulting fees and expenses from related parties			101,448	84,295
- compensation to employees	50,000	25,682	99,000	78,507
- purchase of Astris sro	5,000,000	1,955,000
from a related party
- for cash	125,000	31,250	1,336,114	814,320
- net of warrants issued and expired		(3,629)
	5,386,350	2,089,333	1,743,602	1,099,560
Balance as at March 31	31,702,901	8,316,407	20,974,027	4,443,413

No preferred shares have been issued.

The weighted average number of shares outstanding during the three months ended March 31, 2005 is 26,095,985 (2004 20,102,226). These figures are used for purposes of calculation of the loss per share. No effect has been given to the potential exercise of stock options and warrants in the calculations of diluted loss per share as the effect would be anti-dilutive.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2005 and 2004

7.  Share Capital and Contributed Surplus (cont’d.)

(b)	Common stock issued to settle obligations of the Company to Directors, Officers, Consultants and employees of the Company.

For the three months ended March 31, 2005, the Company agreed to settle obligations owing by the Company to certain directors and/or officers, consultants and employees through the issuance of common shares of stock. The following were provided compensation for services as noted at a price from 0.29 - 0.36 (U.S.) per share:

Company controlled by a Director and Officer	5,000,000 shares
Employees	50,000 shares
Non-related parties	211,350 shares

For the three months ended March 31, 2004, the Company agreed to settle obligations owing by the Company to certain directors and/or officers, and consultants through the issuance of common shares of stock. The following were provided compensation for services as noted at a price of $0.61 (U.S.) per share:

Company controlled by a director and officer	17,565 shares
Director	34,820 shares
Company controlled by a director and officer	17,565 shares
Officer	5,195 shares
Director	9,515 shares
Director and officer	6,715 shares
Former director	6,715 shares
Director	3,358 shares
Non-related parties	306,040 shares

c) Contributed surplus consists of the following:

	2005	2004

Contributed surplus, beginning of period	$3,016,647	$2,048,342

Net of Issuance and expiration of warrants	257,629	345,518
Contributed surplus, end of period	$3,274,276	$2,393,860

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2005 and 2004

7.  Share Capital and Contributed Surplus (cont’d.)

d) Common stock issued for cash

Pursuant to a subscription agreement dated March 3, 2004, with an accredited investor as defined under the laws of the province of Alberta, the Company issued as a private placement, 651,450 units, comprising one common share and two common share purchase warrants each, for an aggregate purchase price of $390,870 ($300,669 U.S.). The first tranche of common share purchase warrants is exercisable up to October 1, 2005, at $ 0.80 (U.S.) per share. The second tranche of common share purchase warrants is exercisable up to April 1, 2007 at $ 1.00 (U.S.) per share. Each warrant entitles the holder to purchase one common share.

Pursuant to a subscription agreement dated March 26, 2004, with an accredited investor as defined under the laws of the province of Ontario, the Company issued as a private placement, 236,035 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $138,080 ($106,216 U.S.). The common share purchase warrants are exercisable up to March 27, 2007, each entitling the holder to purchase one common share at $ 0.50 (U.S.) per share.

Pursuant to a subscription agreement dated March 31, 2004, with an accredited investor as defined under the laws of the province of Alberta, the Company issued as a private placement, 104,500 units, comprising one common share and two common share purchase warrants each, for an aggregate purchase price of $61,100 ($47,000 U.S.). The first tranche of common share purchase warrants is exercisable up to October 1, 2005, at $ 0.80 (U.S.) per share. The second tranche of common share purchase warrants is exercisable up to April 1, 2007 at $ 1.00 (U.S.) per share. Each warrant entitles the holder to purchase one common share.

For the three months ended March 31, 2005, there were no shares issued for cash.

e) Stock option plans

Effective January 1, 2003, the Company voluntarily adopted early application of the portion of the standard related to grants of stock options to employees. Under the standard, grants of stock options to employees are recognized in earnings as a compensation expense, based on the estimated fair value at the date of grant.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2005 and 2004

There were no stock options granted to employees or non-employees during the three-month period ended March 31, 2005 and 2004 under the Company’s stock option plan.

During the three month period ended March 31, 2005, 125,000 stock options for proceeds of $31,250 were exercised by a former Director. No stock options expired during the period.

7.  Share Capital and Contributed Surplus (cont’d.)

There were no stock options which expired or were exercised during the three month period ended March 31, 2004.

f)  Common share purchase warrants

For the three month period ended March 31, 2005, warrants for 125,000 shares at an exercise price of $0.50 (U.S.) expired. No warrants expired in 2004.

For the three month period ended March 31, 2005, warrants were issued to a company controlled by a Director and Officer in relation to the purchase of Astris sro as follows:

2,000,000 “A” warrants for an exercise price of $0.90
2,000,000 “B” warrants for an exercise price of $1.10
1,000,000 “C” warrants for an exercise price of $1.30

Each warrant entitles the holder to purchase one common share of the Company.

In addition, 156,000 warrants exercisable by March 24, 2007 at $0.27 were issued to Fraser Mackenzie Limited, the Company’s investment house, in conjunction with the issuance of the 6% convertible debentures.

For the three month period ended March 31, 2004, warrants were issued to third parties as follows:

651,450 warrants for an exercise price of $0.80 (U.S.)
651,450 warrants for an exercise price of $1.00 (U.S.)
236,035 warrants for an exercise price of $1.00 (U.S.)
104,500 warrants for an exercise price of $0.80 (U.S.)
104,500 warrants for an exercise price of $1.00 (U.S.)

As at March 31, 2005, the Company had a total of 13,555,476 (2004 - 6,943,279) common share purchase warrants issued. These warrants have expiry dates ranging from April 2005 to January 2008. The weighted average exercise price of the warrants was $ 0.75 (U.S.) (2004 -
$ 0.72 U.S.).

Warrants issued in the three month period ended March 31, 2005 are valued using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 2.84%, expected life of 3 years, expected volatility of 55%, closing rate of exchange on the issue date and no dividends. The total amount recognized in the contributed surplus account related to warrants issued and expired during the three month period ending March 31, 2005 is 257,629 (2004 - $345,518 ).

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2005 and 2004

7 (g) Changes in Shareholders’ Equity for the fiscal quarters ended 31 March 2005 and 2004

Astris Energi Inc.
Note 7(g) to Financial Statements
Changes in Shareholders' Equity
For the fiscal quarters ended March 31, 2005 and 2004

	31-Mar-05
					Total
	Common Shares		Contributed	Deficit	Shareholders'
	Number	Amount	Surplus		Equity

January 1, 2005	26,316,551	$6,227,074	$3,016,647	$(8,990,427)	$253,294
Shares issued on exercise of options	125,000	$31,250			$31,250
Stock Compensation to employees	50,000	$25,682			$25,682
Issuance of Warrants(net of issued & expired)	$(3,629)	$3,629		$-
Consulting, professional fees and expenses
from non-related parties	211,350	$81,030			$81,030
Purchase of Astris sro from a related party (Note 9)	5,000,000	$1,955,000	$254,000		$2,209,000
Net Loss				$(941,716)	$(941,716)
March 31, 2005	31,702,901	$8,316,407	$3,274,276	$(9,932,143)	$1,658,540

	Common Shares		Contributed	Deficit	Shareholders'
	Number	Amount	Surplus		Equity
	31-Mar-04

January 1, 2004	19,230,425	$3,343,853	$2,048,342	$(5,528,170)	$(135,975)
Shares issued for Cash	1,336,114	$814,320			$814,320
Stock Compensation to employees	99,000	$78,507			$78,507
Issuance of Warrants(net of issued & expired)		$(345,518)	$345,518		$-
Consulting, professional fees and expenses
from non-relatedparties	207,040	$122,438			$122,438
Consulting fees & expenses from related parties	101,448	$84,295			$84,295
Net Loss				$(580,887)	$(580,887)
March 31, 2004	20,974,027	$4,097,895	$2,393,860	$(6,109,057)	$382,698

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2005 and 2004

8.  Segmented Financial Information

The Company currently operates in a single reporting segment, being the design, development, manufacturing and sale of alkaline fuel cells (AFCs) and alkaline fuel cell systems, fuel cell and battery test loads and provides engineering and other services. Approximately $2,300,000 of the Company’s long lived assets are located in the Czech Republic. Revenue is derived primarily from the sale of goods and services to customers located as follows:

	2005	2004

Canada	$52,971	$1,835
United States	7,055	2,077
Rest of World	2,155	1,750

	$62,181	$5,662

9.  Purchase of Astris sro in the Czech Republic

On January 2, 2005, the Company acquired the remaining 70% of the outstanding shares in Astris S.R.O., its affiliate company in the Czech Republic.

The aggregate purchase price was $2,209,000 compensated by issuing 5,000,000 common shares of the Company for $1,955,000 and 5,000,000 warrants for $254,000. 2,500,000 common shares will be held in escrow for one year until January 2, 2006. Each warrant entitles the holder to one common share of the Company.
The value of the 30% of Astris sro already owned by the Company had been written down to a value of $Nil.

The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition based on a conversion rate of 18.6637 Czech Korunas for each Canadian $1.00.

The following amounts are based on a third party valuation in CDN$:

9.  Purchase of Astris sro in the Czech Republic (cont’d)

Net Assets Acquired:
Cash	$87,091
Other Current Assets	62,950
Current Assets	150,041

Land	128,935
Building	235,400
Equipment	184,708
Furniture & Fixtures	21,520
Property, Plant and Equipment	570,563

Technology	1,520,848

Total Assets	2,241,452

Less:
Current Liabilities	32,452

Purchase Price	$2,209,000

Consideration:
5,000,000	Common Shares	$1,955,000
2,000,000	"A" Warrants	124,000
2,000,000	"B" Warrants	94,000
1,000,000	"C" Warrants	36,000
		$2,209,000

The investment has been recorded on the consolidated statement of cash flow under “Investing” for the cash acquired of $87,091 and in note 7(g) at the purchase price of $2,209,000.

Astris Energi Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Canadian dollars unless otherwise stated)
(Unaudited - See Notice to Reader)
March 31, 2005 and 2004

10.   Issuance of 6% Convertible Debentures

The Company issued convertible debentures for gross proceeds of CDN$420,000. The debenture was available for subscription to “Canadian accredited investors” only and included a coupon for 6% interest, payable in common shares upon conversion or maturity.

The financing was arranged by Toronto investment house Fraser Mackenzie Limited. Each debenture is convertible into Common Shares at a conversion rate that in no case shall be less than USD$0.20 or more than USD$0.70. The debentures mature on December 10, 2005, 270 days from the date of issuance. Total net proceeds were CDN$378,000. Fraser Mackenzie Limited, for facilitating the funding, also received 156,000 broker warrants at CDN$0.27 exercisable for a period of two years from the closing date of this transaction. The debentures are secured by a general PPSA on all the assets of the Company.

11.   Prepaid Expenses and Deposits

Included in prepaid expenses and deposits are $49,466 in deferred financing and legal costs associated with the issuance of the 6% Convertible Debentures. Since the closing of the transaction was close to month end, no amortization of these costs has been reflected in these financial statements. These costs will be amortized on a straight line basis from April 1, 2005 to December 10, 2005.

12.  Commitments

The Company has a realty lease for two adjacent units. The lease has a remaining cost of $23,660 to October 31, 2005, plus proportionate share of common costs and GST. The Company is negotiating with the landlord for additional space in the same building complex to house the extra research and development and commercial production expected in the near future.

13.  Comparative Figures

Certain comparative figures have been reclassified to conform to the current period’s presentation.

Astris Energy, Inc.

Date: August 26, 2005	By:	/s/ Jiri Nor

Title: President & CEO

Astris Energy, Inc.

Date: August 26, 2005	By:	/s/ Anthony Durkacz

Title: Chief Financial Officer